Exhibit 1.3

Financial Highlights: Investing in the Future
Our revenues for 2008 amounted to a record of $94.6 million, a total increase of 7% compared to revenues of $88.6 million for 2007. Our gross profit decreased slightly, to 77%. Disregarding one-time loss from impairment of acquired technology, recorded in 2008 in an amount of $2.0 million, we continued to maintain an industry-high gross profit of 79% in 2008, the same as in 2007. Our revenues in the fourth quarter of 2008 amounted to $24.9 million - our highest quarterly revenues to-date. Revenues across our three primary geographies (Americas, EMEA, and APAC) had a healthy and balanced distribution. Revenues for the first quarter of 2009 amounted to $20.5 million, a decrease of 8% compared with revenues of $22.2 million in the first quarter of 2008.

Net loss on a GAAP basis for 2008 was $31.0 million or $1.60 per diluted share, compared with net loss of $12.0 million or $0.62 per diluted share in 2007. Net loss on a Non-GAAP basis for 2008 was $16.0 million or $0.82 per diluted share, compared with net loss of $4.9 million or $0.25 per diluted share in 2007. Net loss on a GAAP basis for the first quarter of 2009 was $6.1 million or $0.32 per diluted share, compared with net loss of $8.3 million or $0.42 per diluted share in the first quarter of 2008. Net loss on a Non-GAAP basis for the first quarter of 2009 was $2.2 million or $0.12 per diluted share, compared with net loss of $6.3 million or $0.32 per diluted share in the first quarter of 2008.

Non-GAAP results exclude the effects of stock-based compensation expenses, one-time inventory write-off, amortization and impairment of intangible assets and acquisition related expenses, write-off of deferred tax assets, non-recurring retention expenses and unrealized losses in severance pay funds.

In 2008, despite the global economic crisis, we continued the trend of sequential, year-over-year sales increase since our inception. While several factors – some planned and some unplanned – resulted in the increased losses, we are committed to continue and improve our operational results, aiming at bringing the business back to profitability during 2009.

In order to continue to strengthen and broaden our product lines we have increased our investments in research and development during 2008, mainly increasing the resources engaged in the development of our products. In order to increase market acceptance of our new products and to strengthen our branding and market penetration in certain regions, we increased our sales and marketing expenses as well throughout 2008. Our general and administrative expenses increased during 2008, mainly in connection with implementation of our ERP system, aimed to provide an adequate infrastructure to support our above-mentioned activities and in connection with the employment of our Executive Chairman of the Board. In addition to the above, the devaluation of the US dollar against the Israeli Shekel, the Euro and some of the Asian currencies during most of 2008 caused our operating expenses to increase significantly during 2008.

In order to return to profitability and due to future uncertainty in connection with the global economic crisis, we started reducing our operating expenses in the second half of 2008. These reductions caused our operating expenses to decrease significantly in the last two quarters of 2008 and in the first quarter of 2009, compared to the first two quarters of 2008. Our operating expenses, on a GAAP basis, in the first quarter of 2009 amounted to $22.3 million compared to $27.0 million in the first quarter of 2008. On a Non-GAAP basis, our operating expenses in the first quarter of 2009 amounted to $18.5 million, compared to $25.2 million in the first quarter of 2008, a decrease of 27%.

Financial income in 2008 amounted to $3.6 million compared with $7.4 million in 2007. The decline is attributed mainly to the decline in interest rates in the United States in the same period and to the devaluation of the US dollar against the Israeli Shekel and the Euro which resulted in losses from foreign currency translation differences. This trend of decline in our financial income continued through the first quarter of 2009 as well. We ended the first quarter of 2009 with $114.1 million invested in cash, bank deposits and marketable securities.

On March 31st, 2009 we completed the acquisition of assets pertaining to Nortel’s Layer 4-7 Application Delivery business for the amount of $18 million in cash. Included in the acquisition are Nortel’s application delivery products, certain related intellectual property assets, fixed assets, inventory, other intangible assets, as well as service contracts and warranty obligations, in addition to a number of employees related to this business. We see this acquisition as strategic to the company, aimed at broadening our product lines, customers and installed base. We believe this acquisition will increase our revenues and will speed our return to operating profitability.

We feel, especially in these times, that it is important to continue with our tight monitoring and control over our operational expenses. Coupled with growth in sales, achieved by continued investments in our R&D initiatives and sales and marketing efforts we will be able to return to profitability and competitively position ourselves for market leadership in the years ahead.

Market Highlights: The Changing Landscape
While the worldwide economy has always been subject to cyclical upswings and downturns, the past 18 months have made us all bear witness to a recessionary bottoming out like none before. The sweeping impact of this economic plunge touched every corner of the globe as it made indelible changes to not only corporate destinies but also personal lives.

We recognize the hardship this has caused many of our customers and partners as they fight to keep their businesses up and running, their families secure. And like them, we’ve had to make our share of tough choices along the way. We can’t assist with every tough choice they’re going to face in this changed landscape. But we did create a way for businesses to contend with the conflicting need to balance cost-consciousness against the survivability or growth of their application infrastructures.

We know that application infrastructures are critical to sustaining their business operations and productivity. It’s an area we’ve specialized in for over ten years. Thankfully, we’ve been able to take that long-tenured expertise and devise an innovative way for helping them safeguard, or even expand, an IT component vital to their business enablement. It’s the result of our commitment to them – and to the industry we’ve helped build – as we all work to find practical solutions for overcoming the most challenging financial period in more than half a century.

Business Highlights: A Platform for Customer Confidence
In January of 2008, Radware introduced to the market, the industry’s first on-demand platform for application delivery. We designed the platform with not only our customer’s technical needs in mind but also their business needs. The OnDemand Switch™ platform features a rich set of technical capabilities to address next-generation, data center application switching requirements at breakthrough performance levels. We’ve always had a track record of providing appliances that push the envelope on performance while offering advanced feature sets. But we didn’t stop there. We designed a platform that can help customers economically scale their application infrastructure in step with business demands; deliver significant capital and operational expenditure savings; and lower their total cost of ownership (TCO).

While the rest of the industry brought bigger and more expensive hardware to the table – we went the other way. We knew companies would be faced with shrinking budgets, steady or increasing application infrastructure needs, and potentially declining staff and space. Instead, we offered companies a “pay-as-you-grow” approach with an innovative software license upgrade ability. We also developed a platform with a minimal rack footprint boasting the best performance per watt (PPW) in the industry for optimized power consumption. What did this mean for our customers? No forklift upgrades, no over-investing in unnecessary capacity, no downtime, no spiraling energy costs, and no operational hassles. Without a compromise on performance. Exactly what IT organizations need when they’re forced to do more with less, while delivering applications 24x7 without a glitch. We’re pleased that we could tap into our years of expertise and provide customers with a practical platform designed to deliver value and confidence in uncertain times. And they responded in kind. The OnDemand Switch is our best-selling platform to-date.

But once again, we didn’t stop there. We did something surprising for a vendor that delighted our customers. We offered a 5-year longevity certificate for our new platforms. Most vendors design their product lines for early obsolescence. We took our customer’s needs for stability and investment protection into account, offering them an extended lifecycle guarantee. The result? More cost-savings and operational confidence for our customers. We then worked tirelessly throughout the remainder of 2008 and heading into 2009 to make sure customers could enjoy the benefits of the on-demand model across our entire portfolio of products.

The release of the OnDemand Switch represents a paradigm shift in the industry as well as a significant achievement for our company. It was by no means though the only achievement in 2008. We continued to release products tailored to the next generation data center needs of IT organizations. In January 2008 we introduced SIP Director to the market, the industry’s first fully-SIP aware application delivery controller for carrier environments. Since its release, SIP Director has earned four prestigious industry awards: Internet Telephony 2008 Product of the Year, Internet Telephony 2008 Product Excellence, TMC Labs Innovation 2008, and TMC 2008 Communications Solutions Product of the Year. We further expanded our carrier portfolio in the first half of 2008 by releasing our IP Multimedia Subsystem (IMS) service delivery and Mobile Internet Gateway (MIG) solutions, with MIG taking TMC’s First Annual Next Generation Network Leadership 2009 award. Today, carriers face a widening competitor space inclusive of non-traditional players. To survive they must differentiate their business models. Both of our analyst-acclaimed solutions focus on providing service providers with new and highly-specialized capabilities for: customer retention, generation of additional revenue streams, acceleration of time-to-market for new services, and service continuity assurance. We know for these customers it’s about more than just having resilient networks – it’s about business viability.

Continuing on this headway, in the second half of 2008 we rolled out our tailored product for the optimization of virtualized data center resources – VirtualDirector™. This latest addition to the portfolio is fully integrated with the market-leading virtualization solution, VMware®. It also leverages functionality from our Inflight product, extending the applicability of the technology we acquired from Covelight in 2007. Virtualization is a key, next generation data center initiative with analysts estimating $18B of IT spending going towards virtualization by 2010. Although companies adopt virtualization to simplify their IT environments and generate cost savings, the actual management and delivery of virtualized resources can be quite complex and costly. We stepped up to fill a hole in the industry with an innovative solution to this challenge. Our solution is able to remain independent of the constraints of a virtualized environment so customers can actually obtain the results they seek from their virtualization initiatives.

The network security products side of our business also logged several achievements in 2008. Our security operations center (SOC) was the first to uncover critical denial-of-service vulnerabilities with Apple’s new iPhone and Mozilla’s popular Firefox browser. Our SOC has a well-established reputation for security research “firsts” of which these are just the latest examples. In the second half of 2008, we also launched our APSolute Immunity™ security initiative based on our NSS-approved and award-winning DefensePro attack mitigation technology. APSolute Immunity marks another industry first for Radware with the introduction of real-time signatures for the effective combat of cybercrime, phishing, HTTP flooding, and other similar threats that can be perpetrated without the existence of an application vulnerability. For instance, DefensePro was an integral part of the end-to-end application delivery solution deployed by China Eastern Airlines to keep their systems up and running during peak traffic periods of the 2008 Beijing Olympics. Accomplishments such as these have earned Radware the recent distinction of being the only provider named as a Visionary vendor in the Gartner 2009 Magic Quadrant for Network Intrusion Prevention System Appliances.

Finally, perhaps the most significant of our achievements began in earnest in the second half of the year. During the fourth quarter of 2008 timeframe we proffered a bid to acquire the application delivery assets of one of our competitors. As referenced in the financial highlights above, Radware later officially acquired Nortel’s’ Layer 4-7 business (formerly known as Alteon in the industry) on March 31st, 2009. The acquisition represents the culmination of a multi-year quest to purchase this business line from Nortel. It is a strategic move intended to increase our market share, broaden our distribution and channel footprint, augment our portfolio with complementary products, and reinforce our R&D talent pool. Prudent financial management allowed us to be in a position to make this move while others in the industry retrenched. We are excited about the prospects it will bring for us moving forward as we further ascend in the industry ranks and grow our business.

We have already reached out to the new Alteon customers and partners to provide reassurance in a time of transition and potential uncertainty. We guaranteed a seamless experience, providing customers with world-class support on day one after the acquisition. We also extended a guarantee to these new customers, like the one we’ve offered existing Radware customers, to support the current Alteon product line for five years. And then we did another thing surprising to many – we decided to invest in the current line over the next 18 months to bring these customers a steady stream of long-awaited technology enhancements. We went above and beyond to ensure the stability of their environments as well as the preservation of their business interests. The result? A long-term partnership for both parties.

Summary: A Fresh Outlook
In short, the year that is behind us now was rife with challenges. But we remained strong in the midst of surrounding economic adversity. We stood apart from other vendors in the industry as we rose up to offer customers innovative ways to overcome the harshest of financial climates. We carried on with the timely execution of our product roadmap plans to deliver “business-smart” solutions for our customer’s data centers, while racking up a record 11 product awards in one year. We instituted operational efficiencies and appropriate expense control measures to keep our business healthy. And we invested in our future. While others are still focused on merely surviving – we’ve looking to the year ahead with a fresh outlook, well-prepared for ongoing business success.

On behalf of the entire Radware organization and board of directors, I would like to thank our valued shareholders, customers, and partners for their commitment and contributions. Collectively, it has led us to the enjoyment of another successful year of operations.

Roy Zisapel
President and Chief Executive Officer

Corporate Directory

Corporate Headquarters
Radware, Ltd.
22 Raoul Wallenberg Street
Tel Aviv 69710, Israel
Tel: 972-3-766 8666
Fax: 972-3-766 8655
info_int@radware.com

North American Headquarters
Radware, Inc.
575 Corporate Drive, Lobby 1
Mahwah, NJ 07430
Tel: 201-512-9771
Toll Free: 888-234-5763
Fax: 201-512-9774
info@radware.com

Outside Legal Counsel
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
Tel: 212-715-9211
Fax: 212-715-8086
www.kramerlevin.com

Investor Relations
ir@radware.com

Independent Auditors
Kost Forer Gabbay & Kasierer
A Member of Ernst & Young Global

Executive Management
Roy Zisapel, President and Chief Executive Officer
Meir Moshe, Chief Financial Officer
Orna Berry, Chairman (Interim)

Ordinary Shares
Radware Ltd. Ordinary Shares (Common Stock) trade on the NASDAQ Stock Market (NASDAQ: RDWR).

Annual Report on Form 20-F
To review the company’s Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission, please issue a request at ir@radware.com. The report is also available for download from the investor relations section of the company web site or from the Securities and Exchange Commission’s web site at www.sec.gov.

About Radware
Radware (NASDAQ:RDWR), the global leader in integrated application delivery solutions, assures the full availability, maximum performance, and complete security of business-critical applications for nearly 10,000 enterprises and carriers worldwide. With APSolute™, Radware’s comprehensive and award-winning suite of products, companies in every industry can drive business productivity, improve profitability, and reduce IT operating and infrastructure costs by making their networks “business smart”. For more information, please visit www.radware.com.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, in accordance with SFAS 123R, amortization and impairment of intangible assets and acquisition-related expenses, non-recurring retention expenses, write-off of deferred tax assets, one time inventory write-offs and unrealized losses in severance pay funds. Radware’s management believes the non-GAAP financial information provided in this report is useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP..Management uses both GAAP and non-GAAP information in evaluating and operating business internally and, as such, has determined that it is important to provide this information to investors.

This report may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching and Network Security industry, changes in demand for Application Switching and Network Security products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware’s filings with the Securities and Exchange Commission, including Radware’s Form 20-F.